SECURITIE 02021163 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ORENSTEIN SECURITIES, INC.

RECD S.E.C.
MAR 2 6 2002
513

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 N. Plankinton Avenue, Suite 418
(No. and Street)

MILWAUKEE	WI	53203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM ORENSTEIN (414) 272-7700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RITZ, HOLMAN, BUTALA, FINE, LLP
(Name — *if individual, state last, first, middle name*)

330 EAST KILBOURN AVENUE SUITE 550	MILWAUKEE	WI	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 1 9 2002
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, WILLIAM ORENSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORENSTEIN SECURITIES, INC., as of DECEMBER, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William Orenstein
Signature

President
Title

Joyce G. Barnes
Notary Public
Joyce G. Barnes
My Commission Expires June 19, 2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORENSTEIN SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

(With Summarized Totals for the Year Ended December 31, 2000)

RITZ, HOLMAN, BUTALA, FINE LLP
CERTIFIED PUBLIC ACCOUNTANTS

ORENSTEIN SECURITIES, INC.

TABLE OF CONTENTS

RITZ, HOLMAN, BUTALA, FINE LLP
TWO PLAZA EAST, SUITE 550
330 EAST KILBOURN AVENUE
MILWAUKEE, WI 53202-3144
(414) 271-1451
FAX (414) 271-7464

INDEPENDENT AUDITORS' REPORT

Board of Directors
Orenstein Securities, Inc.
Milwaukee, Wisconsin

We have audited the accompanying balance sheet of Orenstein Securities, Inc. as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orenstein Securities, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Ritz, Holman, Butala, Fine LLP

RITZ, HOLMAN, BUTALA, FINE LLP

January 30, 2002

ORENSTEIN SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2001
(With Summarized Totals for December 31, 2000)

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 274	$ 923
Cash - Money Market	15,258	24,589
Cash - Customer Account	380	377
Investments	16,300	16,300
Prepaid Taxes	3,815	---
Total Current Assets	$ 36,027	$ 42,189
TOTAL ASSETS	$ 36,027	$ 42,189

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accrued Expense - Income Taxes Payable	$ ---	$ 2,677
Total Current Liabilities	$ ---	$ 2,677
STOCKHOLDERS' EQUITY		
Common Stock-$.10 Par Value-560,000 Shares Authorized; 5,000 Shares Issued and Outstanding	$ 500	$ 500
Additional Paid-In Capital	16,500	16,500
Retained Earnings	19,027	22,512
Total Stockholders' Equity	$ 36,027	$ 39,512
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 36,027	$ 42,189

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001
(With Summarized Totals for the Year Ended December 31, 2000)

	2001	2000
INCOME		
Commission Income	$ ---	$ 42,000
Interest Income	332	976
Total Income	$ 332	$ 42,976
EXPENSES		
Bank Charges	$ 164	$ 149
Filing Fees	400	100
Insurance	362	315
Professional Fees	2,200	22,011
Protection Assessment	150	150
NASD Assessments	731	270
Publications	425	379
Total Expenses	$ 4,432	$ 23,374
Net Income (Loss) Before Taxes	$ (4,100)	$ 19,602
Taxes		
State Taxes	$ ---	$ 974
Federal Taxes (Refund)	(615)	1,703
Total Taxes (Refund)	$ (615)	$ 2,677
NET INCOME (LOSS)	$ (3,485)	$ 16,925

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001
(With Summarized Totals for the Year Ended December 31, 2000)

	2001	2000
Retained Earnings - Beginning Balance	$ 22,512	$ 5,587
Net Income (Loss)	(3,485)	16,925
RETAINED EARNINGS - ENDING BALANCE	$ 19,027	$ 22,512

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(With Summarized Totals for the Year Ended December 31, 2000)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (3,485)	$ 16,925
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) Decrease in Prepaid Expenses	(3,815)	2,844
Increase (Decrease)in Accrued Expense - Income Taxes Payable	(2,677)	2,677
Net Cash Provided (Used) by Operating Activities	$ (9,977)	$ 22,446
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Investments	$ ---	$ (16,300)
Net Cash Used by Investing Activities	$ ---	$ (16,300)
Net Increase (Decrease) in Cash	$ (9,977)	$ 6,146
CASH AT BEGINNINING OF YEAR	25,889	19,743
CASH AT END OF YEAR	$ 15,912	$ 25,889
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year For:		
Interest	$ ---	$ ---
Income Tax	2,677	---

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

ORENSTEIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A - *Summary of Significant Accounting Policies*

Business Activity
The Corporation is a licensed broker dealer and a member of the National Association of Securities Dealers, Inc. The Corporation's principal activity is to sell limited partnership interests in commercial and residential real estate. No cash was collected from customers for the year ended December 31, 2001. Cash is paid by customers directly to issuing partnerships. To conform to the exemption provisions under Rule 15c3-3, the Corporation has established a segregated cash account for the exclusive benefit of customers.

Basis of Accounting
The financial statements for Orenstein Securities, Inc. have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Comparative Financial Information

The financial information shown for 2000 in the accompanying financial statements is included to provide a basis for comparison with 2001 and presents summarized totals only.

NOTE C - Current Year Activity

Commission Income
For the year ended December 31, 2001, the Corporation received no commission income.

Minimum Capital
For the year ended December 31, 2001, the Corporation maintained the required minimum balance of $5,000 under the exemption provisions of Rule 15c3-3.

ORENSTEIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE C - Current Year Activity (continued)

Audited Computation of Net Capital and
Unaudited Part IIA Computation of Net Capital

There was a difference in the Computation of Net Capital submitted with the Focus Report for the period October 1, 2001, through December 31, 2001, and the audited Computation of Net Capital at December 31, 2001. Prepaid Taxes and Income Tax Refund decreased by $324 because of a change in the Net Operating Loss carryback calculation.

Net Capital	$15,912
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$10,912
Excess Net Capital at 1000%	$15,912

RITZ, HOLMAN, BUTALA, FINE LLP
TWO PLAZA EAST, SUITE 550
330 EAST KILBOURN AVENUE
MILWAUKEE, WI 53202-3144
(414) 271-1451
FAX (414) 271-7464

Board of Directors
Orenstein Securities, Inc.
Milwaukee, Wisconsin

We have examined management's assertions included in its representation letter dated January 30, 2002. The representation letter stated that "There has been no -

a. Fraud involving management or employees who have significant roles in the internal control structure.

b. Fraud involving other employees that could have a material effect on the financial statements.

c. Communication from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements."

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control structure, and such other procedures that we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We understand that the agency considers the controls over financial reporting that meet the criteria referred to in the first paragraph of this report adequate for its purpose. In our opinion, based on this understanding and on our examination, management's assertions are fairly stated, in all material respects, based upon such criteria.

This report is intended for the information and use of the board of directors and management of Orenstein Securities, Inc. and the National Association of Securities Dealers, Incorporated, and should not be used for any other purpose.

Ritz, Holman, Butala, Fine LLP
RITZ, HOLMAN, BUTALA, FINE LLP

January 30, 2002
Milwaukee, Wisconsin

ORENSTEIN SECURITIES, INC.
648 N. PLANKINTON AVE., SUITE 418
MILWAUKEE, WISCONSIN 53203

Addendum to Question 25
FOCUS Report, Part IIA
Form X-17-A-5

December 31, 2001

We sell partnership interests in real estate partnerships on a commission basis. We do not collect any cash, which is paid by customers directly to issuing partnerships. Neither do we hold any securities for customers. However, to conform to the exemption provision under Rule 15c3-3, we have established a segregated cash account for the exclusive benefit of customers. Due to the nature of our business, the only transaction ever recorded in this account was the opening deposit.